UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 18, 2007

COMMERCIAL BANKSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

33-67254	**65-0050176**
(Commission File Number)	**(IRS Employer Identification No.)**

1550 S.W. 57th Avenue, Miami, Florida	**33144**
(Address of Principal Executive Offices)	**(Zip Code)**

(305) 267-1200

(Registrant's Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

___ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

___ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

___ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

___ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 18, 2007 Commercial Bankshares, Inc., the parent holding company of Commercial Bank of Florida, announced its unaudited earnings for the three months and year ended December 31, 2006 pursuant to a press release.

A copy of the press release is being furnished as exhibit 99.1 to this form 8-K.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release, dated January 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCIAL BANKSHARES, INC.

Date: January 18, 2007

/s/*Barbara E. Reed*

Barbara E. Reed
Executive Vice President
and Chief Financial Officer